[KENDLE LETTERHEAD]

June 5, 2007

Via Electronic Mail (wymanf@sec.gov) and EDGAR

Mr. Jim B. Rosenberg
Mr. Don Abbott
Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kendle International Inc. Form 10-K for Year Ended December 31, 2006 Filed on March 16, 2007 File No. 000-23019

Gentlemen:

We have received and reviewed your letter dated April 10, 2007 related to the above-referenced filing of Kendle International Inc. (“Kendle” or the “Company”).  In accordance with your request and our subsequent conversation with Frank Wyman, we responded to each of the comments included in your letter in a response dated May 7, 2007.  On May 25, 2007, we discussed our response with Mr. Wyman and are submitting this updated response to address the matters discussed during that conversation.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments.

Form 10-K for the fiscal year ended December 31, 2006

Managements Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates, page 20

1.
While you have identified certain critical accounting estimates, you appear to have omitted any further discussion of the variability associated with these estimates.  Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur.  For all critical accounting estimates, except revenue recognition which is addressed in the following comments, please describe in disclosure-type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates

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have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future.  Also, explain your basis for concluding that the uncertainties in accounting for stock-based compensation did not warrant disclosure as a critical accounting estimate.  Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

Response:

The Company proposed, in its response dated May 7, 2007, certain disclosure with respect to critical accounting estimates for stock-based compensation, long-lived assets and tax valuation allowance and included the proposed disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.  For the purpose of clarity, the proposed disclosure with respect to long-lived assets and tax valuation allowance included portions of the Company’s previous disclosures on those critical accounting policies and estimates.  In a conversation on May 25, 2007 with Mr. Wyman about the response, Mr. Wyman inquired about the Company’s other critical accounting estimates.  In response to this inquiry, the Company proposes no revisions to the remainder of the critical accounting estimates disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and, as of the date of this letter, does not expect the assumptions underlying these critical accounting estimates to materially change.

In the previously noted conversation with Mr. Wyman about the Company’s response, Mr. Wyman also inquired about a $12.7 million tax valuation allowance recorded by the Company in 2006.  In response to Mr. Wyman’s inquiry, this tax valuation arose out of the Company’s acquisition of CRL Clinical Services in 2006 and primarily relates to net operating loss carry-forwards based upon an assessment that it is more likely than not that realization cannot be assured.

  The Company’s proposed disclosure, which was included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, is as follows:

Stock-based Compensation

Effective January 1, 2006, the Company began accounting for stock-based incentive programs under Statement of Financial Accounting Standards (SFAS) 123(R), “Share-Based Payment.” SFAS 123(R) superseded Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized as compensation expense in the income statement at fair value. The Company adopted the provisions of SFAS 123(R) for all share-based payments granted after January 1, 2006, and for all awards granted to employees prior to January 1, 2006, that remain unvested on January 1, 2006. The Company adopted SFAS 123(R) using a modified

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prospective application. The Company uses the straight-line method of recording compensation expense relative to share-based payment.

The weighted average fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model.  The use of a Black-Scholes model requires the use of extensive historical employee exercise data and the use of a number of complex assumptions including assumptions regarding expected volatility of the stock, the risk free interest rate, expected dividends and expected term of the grant.  The Company calculated expected volatility of its stock based on the volatility of its stock over a period approximating the expected term of the grants.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company’s employee stock options.  The Company assumed a dividend yield of zero because the Company has not paid dividends in the past and does not expect to do so in the future.  Because stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.  SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  Forfeitures were estimated based on historical experience.  The expected term of the option is based upon the contractual term and expected employee exercise and expected post-vesting employment termination behavior.

The adoption of SFAS 123(R) resulted in stock-based compensation expense related to stock options of approximately $1.5 million in 2006. The stock-based compensation expense caused net income in 2006 to decrease by approximately $1.1 million and basic and diluted earnings per share to decrease by $0.08 per share. Stock-based compensation expense is recorded primarily in general and administrative expenses in the Company’s Consolidated Statements of Income as the majority of the stock option expense related to options granted to executives.

If factors change and the Company employs different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that the Company records may differ significantly from the expense recorded in the current period.

Long-Lived Assets

The Company analyzes goodwill and other indefinite-lived intangible assets to determine any potential impairment loss on an annual basis, unless conditions exist that require an updated analysis on an interim basis.  Certain factors that may occur and indicate an impairment include the following:  significant underperformance relative to historical or projected operating results; significant changes in the manner of the Company’s use of the underlying assets; and significant adverse industry or market economic trends.

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A fair value approach is used to test goodwill for impairment. The fair value approach compares estimates related to the fair market value of the reporting unit with the unit’s carrying amount, including goodwill.  If the carrying amount of the reporting unit exceeds the fair value, the amount of the impairment loss must be measured.  At December 31, 2005, and December 31, 2006, the fair value of the reporting units exceeded the carrying value, resulting in no goodwill impairment charge.

In addition, the Company has an intangible asset representing one customer relationship acquired in the Company’s acquisition of Clinical Pharmacologic Research, Inc. The fair value of this customer relationship had been $15 million prior to the fourth quarter of 2006 and the useful life had been designated as indefinite. Due to declining revenue from this customer in 2006 and declining revenue projected for 2007 and future years, the Company determined that the asset was impaired and recorded an $8.2 million impairment charge in 2006. Effective January 1, 2007, the Company has assigned a 23-year useful life to the customer relationship.

The estimate of fair value of long-lived assets is inherently subjective and requires the Company to make a number of assumptions and projections.   These assumptions and projections relate to future revenues, earnings and the probability of certain outcomes and scenarios.  If factors change and the Company employs different assumptions in estimating fair value of its long-lived assets, the estimated fair value of these assets could change and result in impairment charges.

Tax Valuation Allowance

The Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Because the Company conducts business on a global basis, its effective tax rate has and will continue to depend upon the geographic distribution of its pre-tax earnings (losses) among jurisdictions with varying tax rates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The Company has assessed the realization of deferred tax assets and a valuation allowance has been established based on an assessment that it is more likely than not that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions. If estimates prove inaccurate or if the tax laws change unfavorably, significant revisions in the valuation allowance may be required in the future. In 2005, the valuation allowance that existed at the beginning of the year related to $820,000 foreign net operating loss carryforward benefits was completely reversed. In addition, in 2006, the Company established a $233,000 valuation allowance for the deferred tax asset arising from state and local operating loss carryforwards based upon an assessment that it is more likely than not that realization cannot be assured.

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Revenue Recognition

2.
Your contracts are “generally fixed price with some variable components.”  Please provide in disclosure-type format an expanded discussion and quantification of the terms governing your contracts, particularly the variable terms governing contracts with your large customers, and your process for determining net service revenues.  Include the following information.

•
Describe the methods and key assumptions for determining “contract value.”  Quantify the impact of changes in your estimate of “contract value” for each period presented and the reasonably likely impact of corresponding changes in future periods.

•
Describe the primary terms governing your contracts, particularly those with large customers.  In particular, discuss and quantify pricing arrangements (e.g. fixed, variable or contingent fees), termination provisions, contract fee payment schedules and associated milestone events, contract duration, and provisions linking contracts with the same customer.

•	Describe how variations in your utilization of billable employees and outside contractors impacts your realization of additional contract fees for cost overruns or out of scope activities.

•
You recognize revenue as “professional fee income or gross revenue less fees and associated reimbursements.”  If material, quantify the fees and reimbursements deducted from gross service revenue and direct costs for each period presented.

Response:

The process for determining net service revenues and contract value is set forth in the Company’s response to Comment 4.  The impact of utilization of billable employees and outside contractors also is addressed in the Company’s response to Comment 4.  As supplemental information to the Company’s disclosure-type response to this Comment 2, the Company has entered into master service agreements with certain customers to streamline the contracting process by allowing the parties to enter into separate work orders, which incorporate the terms and conditions of the master service agreement and become new, separate contracts upon execution. Master service agreements do not have any material differences from stand-alone service agreements, which are discussed below.  Each project awarded to the Company, whether performed under a master service agreement or a stand-alone agreement, is subject to a competitive bidding process.

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In the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, the Company included the following disclosure, which was proposed in the Company’s response dated May 7, 2007:

The Company primarily earns net service revenues through performance under Late Stage segment “full-service” contracts.  The Company also recognizes revenues through “limited-service” contracts, consulting contracts, and Early Stage segment contracts.

Late Stage Segment Contracts

The Company provides services to its customers primarily under “full-service” contracts that include a broad range of services in support of a customer’s clinical trial. These services typically include biometrics, clinical development services and regulatory affairs. The Company from time to time provides a select number of these services under “limited-service” contracts.  The Company usually competes for business awards in a competitive bidding process.  In the bidding process, the Company submits a bid that includes a price based upon hourly billing rates for billable employees multiplied by task hours the Company estimates will be necessary to achieve the service assumptions.  Upon receiving a business award, the Company and its customer negotiate a contract to memorialize these assumptions and the related price.

Service contracts usually are long-term arrangements that require Company performance over several years.  A contract usually requires a portion of the contract fee to be paid at the time of contract execution, and the balance is received in installments over the contract’s duration.  Other methods for receiving payment include units achieved and time and materials.  During performance of the services, any of the following events may occur and impact the contract price:

•	The customer may request a change in the assumptions;

•	The customer may increase or decrease the scope of services, which requires a change to the service assumptions; and

•	The Company may discover that, for a particular contract, the assumptions are incorrect or insufficient to permit completion of the contract.

In each of the foregoing situations, the Company attempts to negotiate a contract amendment to reflect the change in scope or assumptions and the related price.

In addition to full-service and limited-service arrangements described above, the Company provides consulting services to its customers under contracts that generally are

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shorter-term in nature than full-service contracts.  Net service revenues from these contracts represent less than 5% of the Company’s net service revenues.

In connection with providing services, the Company incurs pass-through costs, which include travel-related expenses for Company employees performing services and fees payable to third-party investigators or labs participating in, or supporting, the customer’s clinical trial.  The customer agrees to reimburse the Company on a dollar-for-dollar basis for the costs incurred by the Company in accordance with contractually specified parameters. The revenues and costs from these pass-through and third-party costs are reflected in the Company’s Consolidated Statements of Operations under the line items titled “Reimbursable Out-of-Pocket Revenues” and “Reimbursable Out-of-Pocket Costs”, respectively.

The customer may terminate the contract at any time with little or no advance notice to the Company.  Customers, in particular, may terminate a contract immediately for concerns related to the efficacy or safety of a particular drug.  Upon termination, the customer is required to pay the Company for the value of work completed up to termination as well as reimburse the Company for its out-of-pocket costs incurred in accordance with the contract.

Early Stage Segment Contracts

Early Stage segment business awards are subject to a competitive bidding process and, upon award, are memorialized in a contract that includes terms and conditions that are substantially similar to the Company’s contracts with its Late Stage segment customers.   Because these business awards require the Company to commit beds at its Early Stage facilities, the Company’s contracts generally require the customer to pay a cancellation fee if the customer cancels a project award. Net service revenues from these contracts generally represent less than 10% of the Company’s net service revenues.

3.
You disclose that net service revenues are calculated using a percentage-of-completion method based on assumptions regarding the estimated total costs for each contract.  Costs are incurred on each project and compared to the estimated budgeted costs to determine a percentage of completion on the project, which is then multiplied by total contract value to determine the amount of revenue recognized.  It appears that an output-based approach is the appropriate model to estimate performance under the contract rather than using an input measure, such as cost.  Please explain to us in disclosure-type format why using an input measure rather than an output measure is appropriate.  In your explanation, describe the relationship between costs incurred and performance of services under the contract.

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Response:

Please refer to the Company’s response to Comment 4.

4.
If you believe that input measures are a reasonable substitute for output measures, please provide in disclosure-type format an expanded discussion and quantification of your process for determining direct costs and estimating total contract costs.  Include the following information.

•
Quantify the adjustments to revenues resulting from revisions to total estimated contract costs for each period presented and the reasonably likely impact of these changes in estimate on future revenues and income from operations.

•	Quantify the components of direct costs and explain material changes for each period presented.

•
Direct costs include compensation for “project–related associates” and an allocation of indirect costs.  Describe the process for assigning associates and allocating indirect costs to each project.  Include a discussion of the frequency and magnitude of changes in the allocation of these resources.  If material, quantify the related impact on operating results for each period presented.

•
You state that “because of the uncertainties inherent in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.”  Provide an expanded discussion of the factors that could lead to a material change in estimated costs.  Quantify the reasonably likely impact of these changes in estimate on future revenues and income from operations.

•
Describe the factors that you consider in determining that estimated total contract costs less direct contract costs incurred to date represent the reasonably likely measure to fulfill your remaining contractual obligations.

•
Quantify the degree to which you expect the historical relationship between direct costs and service revenues to change in future periods.  Describe those operating factors that are reasonably likely to affect this financial measure.

Response:

In a conversation on May 25, 2007 with Mr. Wyman about the Company’s response, Mr. Wyman commented that the “Revenue Recognition” section of Note 1 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006 included the following statement:

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“Because of uncertainties inherent in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change.”  In response to Mr. Wyman’s comment, the Company notes that this “reasonably possible” standard was not included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.  Furthermore, the Company will not use the “reasonably possible” standard in this manner in future filings unless circumstances indicate otherwise, at which time the Company will provide additional disclosure to quantitatively and qualitatively describe the potential effects.

During the previously noted conversation, Mr. Wyman also inquired about components of direct costs.  In response to Mr. Wyman’s inquiry, labor costs comprised 80% to 83% of the Company’s direct costs for each of the past three fiscal years, and allocated overhead comprised less than 10% of direct costs in each of these years.  The Company does not defer any portion of these direct costs on the balance sheet.

In response to the staff’s comments dated April 10, 2007, the Company proposed certain disclosure in its response dated May 7, 2007 and included that proposed disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.  In response to the previously noted conversation with Mr. Wyman about the Company’s response, the Company has updated this disclosure and proposes to include the following updated disclosure in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2007:

Revenue Recognition

The majority of the Company’s net service revenues are based on fixed-price contracts calculated on a percentage-of-completion basis based upon assumptions regarding the estimated total costs for each contract. Additionally, work is performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract.  The Company also recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price.  Finally, at one of the Company’s Early Stage subsidiaries, the contracts are of a short-term nature and revenue is recognized under the completed contract method of accounting.

With respect to fixed price contracts, a percentage of completion is multiplied by the contract value to determine the amount of revenue recognized.  Costs are incurred for performance of each contract and compared to the estimated budgeted costs for that contract to determine a percentage of completion on the contract.  The contract value equals the value of the services to be performed under the contract as determined by aggregating the labor hours estimated to be incurred to perform the tasks in the contract at the agreed rates.  Contract value excludes the value of third-party and other pass

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through costs.  As the work progresses, original estimates might be changed as a result of management’s regular contract review process.

Management regularly reviews the budget on each contract to determine if the budgeted costs accurately reflect the costs that the Company will incur for contract performance. The Company reviews each contract’s performance to date, current cost trends and circumstances specific to each contract.  The Company estimates its remaining costs to complete the contract based on a variety of factors, including:

•	Actual costs incurred to date and the work completed in incurring the actual costs;
•	The remaining work to be completed based on the timeline of the contract as well as the number of units remaining for certain tasks in the contract; and
•	Factors that could change the rate of progress of future contract performance.

Examples of factors included in the review process include patient enrollment rate, changes in the composition of staff on the project or other customer requirements.

Based on these contract reviews, the Company adjusts cost estimates. Adjustments to revenues resulting from changes in cost estimates are recorded on a cumulative basis in the period in which the revisions are made.  When estimates indicate a loss, such loss is provided in the current period in its entirety. Therefore, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been included in the original estimates. Although the Company routinely adjusts cost estimates on individual contracts, the majority of the Company’s estimates and assumptions historically have been accurate in all material respects in the aggregate across all contracts.  The Company cannot predict whether these estimates will continue to be accurate in the future.

A contract amendment, which results in revisions to revenues and cost estimates, is recognized in the percentage-of-completion calculations beginning in the period in which the parties agree to the amendment. Although the majority of the Company’s contract amendments relate to future services, the Company and its customers may execute contract amendments for services that the Company already has performed.  In these circumstances, revenue from these services is recognized in the current period.  Historically, contract amendments represent 15% to 20% of annual sales.

The Company believes that total costs constitute the most appropriate indicator of the performance of fixed price contracts because the costs relate primarily to the amount of labor hours incurred to perform the contract.  The customer receives the benefit of the work performed throughout the contract term and is obligated to pay for services once performed.

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As the Company provides services on projects, it also incurs third-party and other pass-through costs, which are reimbursable by its customers pursuant to the contract.  The revenues and costs from these third-party and other pass-through costs are reflected in the Company’s Consolidated Statements of Operations under the line items titled “Reimbursable Out-of-Pocket Revenues” and “Reimbursable Out-of-Pocket Costs”, respectively.

Direct Costs

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocated portion of indirect costs, which primarily include depreciation, facilities-related costs and information systems costs.   To determine the allocated portion of indirect costs, the Company calculates an allocation percentage based on the relationship between billable associate salaries and total salaries. The remaining indirect costs are allocated to SG&A.

Historically, direct costs have increased with an increase in net service revenues.  The relationship between direct costs and net service revenues may vary from historical relationships. The following factors will cause direct costs to decrease as a percentage of net service revenues:

•	Higher utilization rates for billable employees; and
•	The ability to complete contracted work more efficiently than estimated by the Company.

The following factors will cause direct costs to increase as a percentage of net service revenues:

•	The occurrence of cost overruns from increased time to complete contract performance;
•	Increased costs due to higher-paid employees or contractors performing contract services; and
•	Pricing pressure from increased competition.

Long-Lived Assets

5.
In 2006, you recorded an impairment of $8.2 million on a $15 million intangible asset related to a single customer relationship.  Also, you revised your assessment of this intangible asset from one having an indefinite life to one having a finite life of 23 years.

        June 5, 2007

Please explain in disclosure-type format the following:

•	The nature of the customer relationship intangible acquired.

•	The factors that you considered in determining that this intangible asset had an indefinite life on the date of acquisition.

•	How you determined the fair value of this asset to calculate the impairment charge.

•	The factors considered in determining the useful life of 23 years for this asset.

•	Clarify the amortization method used for this intangible asset and how this method reflects the pattern in which economic benefits of this intangible asset are consumed.

Response:

In the Company’s response dated May 7, 2007, the Company provided the following information to supplement the staff’s understanding of the Company’s existing disclosure on this matter:

Nature of the Customer Relationship

In January 2002, the Company acquired substantially all of the assets of Clinical and Pharmacologic Research, Inc. (CPR) located in Morgantown, West Virginia. CPR was a Contract Research Organization which specialized in conducting Phase I studies for one large pharmaceutical customer, whose centralized R & D facility is also located in Morgantown.   Included in the fair value of the assets acquired at the date of acquisition was a $15 million intangible asset. This represented the value of the customer relationship (customer-related intangible) acquired, the fair value of which was determined by management with the assistance of a third party valuation specialist. The intangible asset, based on an evaluation of all pertinent factors, was determined upon acquisition to have an indefinite useful life.

Factors Considered in Determining That This Intangible Asset Had an Indefinite Life

These factors are set forth in the letter to Mr. Scott Taub, Deputy Chief Accountant, Office of the Chief Accountant dated August 8, 2003. In this letter, the Company specifically sought SEC staff preclearance on the accounting for this asset as having an indefinite life. After discussions with the Company, the staff did not object to the Company’s accounting treatment.

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In brief summary, this conclusion is based on the evidence that the letter agreement on which the customer relationship is based had a long history of renewal. In addition, the relationship was with one customer for which CPR was solely dedicated to serving the needs.

In accordance with paragraph 11 of Statement 142, because no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of this intangible asset to the reporting entity, the useful life of the asset was considered to be indefinite.

Fair Value of the Asset to Determine the Impairment Charge

The Company, together with independent valuation experts, evaluated the fair value of the asset by discounting the future cash flows expected to be derived from this asset. This value was compared to the carrying value to calculate the resultant impairment.

Factors Considered in Determining the Useful Life of 23 Years

This customer relationship originated in 1979 and is now 28 years old. It is governed by a letter agreement that has been in place since 1991 and has consistently been renewed. Indeed, the agreement currently in place represents the sixth renewal and was executed in December 1999 for a 10-year term. Each renewal has been made at no out-of-pocket cost to either party, with the substantive points of the agreements remaining constant since 1992 (other than the addition of certain customer subsidiaries and affiliated entities as parties to the agreement in 1999).

The Company also considered the following facts in determining the useful life to assign:

•	The letter agreement grants the Company the right of first refusal for all the customer’s clinical work; this is further evidence of the strength of the relationship;

•
The Company’s Phase I facility is conveniently located in very close proximity to the customer’s centralized R & D group. This is synergistic to the relationship as it allows the customer to perform its required oversight and monitoring visits with no associated travel costs. It also enables “just in time delivery” of drug products to undergo clinical testing which streamlines and expedites the customer’s drug development process. This is an important attribute which can assist the customer to be “first to file”. “First to file” status is critically important in the generic industry as this achievement allows the company to be the exclusive generic entrant to the

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market for a period of six months. Thus, the successful “first to file” enjoys significantly higher margins during the exclusivity period than afterward when additional entrants increase competition and drive down pricing.

•
The customer has had negative experiences when it has awarded studies to providers other than the Company, which have resulted in significant rework.  These experiences impeded the development of the drug product in question, which had obvious negative repercussions on the customer’s desire to be the “first to file” with the FDA.

•
There is currently no evidence that the business relationship between the two companies will change at the expiration of the current letter agreement.  As long as the customer  continues to develop generic drugs, which it has been doing for over 45 years, the customer will require services like those provided by the Company’s Phase I facility. While the Company has recently started to perform work for other entities at the Phase I facility, this has been done with the full knowledge of the customer. Moreover, the current and future revenue streams and margins from the customer have not been nor are expected to be affected. Finally, the revenue from the customer represents the vast majority of the overall revenue for the Phase I facility; this likewise is not expected to change.

•
The services provided to the customer while not unique in that no one else could provide these services,  are unique in the way the services are provided, the perceived quality to the customer, and the close working relationship and proximity needed to be efficient and quick.

•	There are no licenses, regulatory constraints or legislation that could limit the useful life of this asset.

Based on the above facts, the Company is very confident that the current letter agreement will be renewed on its expiration in late 2009, for a succeeding 10 year term. Given the long history of the relationship and past renewals, the Company likewise finds it very likely that an additional 10 year renewal upon expiration of the expected renewed agreement in 2009 will take place. Thus, the expected two additional 10-year renewals,  coupled with the remaining three years on the term of the current agreement, resulted in the 23 year life assigned. Considering the potential impact of technological change and consolidation in the pharmaceutical industry, the Company is uncomfortable extending the amortization period beyond that term. As required by SFAS 142, the Company will review this intangible asset at least annually for both impairment and the continued appropriateness of the 23 year useful life.

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Amortization Method Used for This Intangible Asset and How This Method Reflects the Pattern in Which Economic Benefits of This Intangible Asset Are Consumed

The Company has selected the straight line amortization method for this asset. The Company notes that this is appropriate as the asset represents one customer with a long relationship. This fact pattern differs from those associated with most customer relationship intangible assets, which typically include a large number of customers and high attrition rates in the earlier portion of the useful life. Accordingly, the accelerated amortization methods assigned to typical multiple customer, high attrition intangible assets were not deemed appropriate to this intangible asset.

Quantitative and Qualitative Disclosures about Market Risk, page 23

6.	Your disclosure about foreign currency and interest rate risk do not appear to meet the requirements of Item 305 of Regulation S-K. Please provide the following in disclosure-type format:

•	Quantitative disclosures about each market risk using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K.

•
Qualitative information describing your primary market risk disclosures within each category, as required by Rule 305(b) (i) of Regulation S-K.  Also, discuss any changes in either your primary market risk exposures in the current year or how you managed these exposures compared to the conditions existing in the prior year, and any known trends expected in the future.  See Rule 305(b)(iii) of Regulation S-K.

Response:

In the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, the Company included the following disclosure, which was proposed in the Company’s response dated May 7, 2007:

Foreign Currency Hedges

There were no currency derivatives outstanding at December 31, 2006.  In the first quarter of 2007, the Company entered into foreign currency hedging transactions to mitigate exposure in movements between the U.S dollar and British Pounds Sterling and U.S dollar and Euro.  The hedging transactions are designated to mitigate the Company’s exposure related to two intercompany notes between the Company’s U.S. subsidiary, as lender, and the Company’s subsidiaries in each of the United Kingdom and Germany.   The note between the Company’s U.S. subsidiary and United Kingdom subsidiary is denominated in Pounds Sterling and had an outstanding principal amount of approximately $62.7 million at December 31, 2006.  The note between the Company’s

        June 5, 2007

U.S. subsidiary and German subsidiary is denominated in Euro and had an outstanding principal amount of approximately $24.7 million at December 31, 2006. The hedge agreements do not qualify for hedge accounting treatment under SFAS No. 133 and all changes in the fair market value of the hedge will be recorded in the Company’s Consolidated Statements of Operations.

Interest Rates

The Company is exposed to changes in interest rates on its amounts outstanding under the Facility and Multicurrency Facility.  At March 31, 2007 the Company had $199 million of term debt outstanding under its Facility and no amounts outstanding under the Multicurrency Facility.  The term debt was incurred on August 16, 2006 in connection with the Company’s acquisition of the CRL Clinical Services business.  If the term debt had been in place for all of 2006, the potential decrease in pre-tax income resulting from a hypothetical increase in our interest rate of 1% would have been approximately $2.0 million.

In February 2007, the Company entered into an agreement to fix the interest rate on a portion of its term debt via an interest rate swap/collar arrangement.  This agreement does not qualify for hedge accounting treatment under SFAS No. 133 and all changes in the fair market value of the hedge will be recorded in the Company’s Consolidated Statements of Operations.

*  *  *  *

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        June 5, 2007

We trust that the foregoing sufficiently addresses your comments. Kendle appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 345-1525.

Sincerely, KENDLE INTERNATIONAL INC.

By:	/s/ Karl Brenkert III
Karl Brenkert III
Senior Vice President and
Chief Financial Officer

cc:           F. Mark Reuter, Esq.
Jarrod B. Pontius, Esq.